CHAPTER III

Tax and Pension Systems for Ontario’s Future

HIGHLIGHTS

ONTARIO’S TAX PLAN FOR JOBS AND GROWTH

▪	Within 10 years, helps create nearly 600,000 net new jobs, attract $47 billion in business investment and increase annual incomes by up to 8.8 per cent.

▪	Over three years, delivers $11.8 billion in tax relief to people, including cutting income tax for 93 per cent of income tax payers.

▪	Eliminates Ontario income tax for 90,000 lower-income tax filers.

▪	Provides the lowest provincial tax rate in Canada on the first $37,106 of taxable income.

▪	Supports low- to middle-income families and individuals by enhancing sales tax credits and property tax credits.

▪	Delivers $4.2 billion in transition payments to help Ontarians adjust to the Harmonized Sales Tax.

▪	Cuts corporate income taxes for large and small businesses.

MODERNIZING PENSIONS AND THE RETIREMENT INCOME SYSTEM

▪	Bill 236, the Pension Benefits Amendment Act, 2010 — the most significant pension reform package introduced in Ontario in more than 20 years — was introduced in December 2009.

▪	The government will continue its consultative pension reform process in 2010, building on recommendations from the Report of the Expert Commission on Pensions and feedback from stakeholders.

▪	As part of the national review of the retirement income system, the government will continue to consult on how the retirement income system could be improved for tomorrow’s seniors.

ONTARIO’S TAX PLAN FOR JOBS AND GROWTH

The tax plan introduced in the 2009 Budget will significantly improve Ontario’s competitiveness for new business investment and cut income taxes for people. The tax plan will lead to more jobs and higher incomes and help sustain key priorities, such as health care and education, by creating a stronger, more competitive economy.

A study by tax expert Jack Mintz shows that the tax plan will provide large benefits to Ontarians. The study estimates that by 2020, the tax measures in the 2009 Budget, together with other recent tax changes, will lead to $47 billion in incremental business investment, higher annual incomes of up to 8.8 per cent and nearly 600,000 net new jobs.
To view Professor Mintz’s report, visit www.rev.gov.on.ca/en/taxchange/pdf/mintz.pdf.

A key component of the tax plan is the elimination of the Retail Sales Tax (RST) on purchases of new capital goods by businesses. Economic studies have found that removing the RST from these purchases has a stronger beneficial impact on economic growth than any other kind of tax measure.1 Therefore, the Harmonized Sales Tax (HST) combined with Corporate Income Tax (CIT) cuts will have a vastly larger positive impact on the economy than CIT cuts alone.

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1	Maximilian Baylor and Louis Beauséjour, “Taxation and Economic Efficiency: Results from a Canadian CGE Model,” Finance Canada, Working Paper 2004–10, November 2004, Table 5.

Increased capital investment by businesses is vital for achieving sustained economic growth and creating well-paying jobs. Ontario’s marginal effective tax rate (METR), which measures the tax burden on new investment, will be cut in half by 2018, making Ontario one of the most attractive locations in the industrialized world for businesses to invest and create jobs.2

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2
The METR is a comprehensive measure of the tax that applies to an incremental dollar of income from new capital investment. It takes into account federal and provincial corporate income taxes, capital taxes and sales taxes.

HARMONIZED SALES TAX

Effective July 1, 2010, the outdated RST will be replaced with a value-added tax (VAT) and combined with the federal Goods and Services Tax (GST) to create a federally administered HST. A VAT is a multi-stage tax on consumption that applies throughout the supply chain regardless of whether the purchase is for use by a business or consumer, but that allows most businesses to be reimbursed for the tax paid on their business inputs through the use of input tax credits. The provincial portion of the HST will be eight per cent — the same as the current general RST rate — and the federal portion will be five per cent, for a combined HST rate of 13 per cent.

In addition to the HST, Ontario’s Tax Plan for Jobs and Growth delivers significant permanent and temporary tax relief for people and businesses.

TAX CUTS FOR PEOPLE

Tax relief totalling $11.8 billion over three years is being provided to people by permanently cutting Personal Income Tax (PIT), enhancing ongoing sales tax and property tax relief, and providing direct payments to help Ontarians adjust to the HST.

▪
Effective January 1, 2010, the tax rate on the first tax bracket was cut by one percentage point, from 6.05 per cent to 5.05 per cent. As a result, 93 per cent of income tax payers will see a PIT cut, and approximately 90,000 lower-income tax filers will no longer pay Ontario PIT. Ontarians now benefit from the lowest provincial tax rate in Canada on the first $37,106 of taxable income for 2010.

▪
To help offset the impact of the HST, two new tax credits are replacing the combined property and sales tax credits, starting with 2010. The new credits are refundable and provide tax relief to low- to middle-income people. The Ontario Sales Tax Credit will provide sales tax relief of over $1 billion per benefit year to about 3.1 million families and individuals, and will be paid quarterly starting in August 2010. In this Budget, the government proposes to introduce legislation to convert the Ontario Property Tax Credit to the Ontario Energy and Property Tax Credit. This tax credit would provide over $1.2 billion in energy and property tax relief to about 2.8 million individuals and families annually, and would be paid quarterly starting in the summer of 2011.

▪
To help Ontarians adjust to the HST, eligible Ontario residents aged 18 or over or who have a spouse or common-law partner or live with a dependent child will receive Sales Tax Transition Benefit payments in June 2010, December 2010 and June 2011. Eligible families (including single parents) with adjusted family net incomes of $160,000 or less will get three payments totalling $1,000. Eligible single individuals with adjusted net incomes of $80,000 or less will get three payments totalling $300.

Ontario will provide targeted HST relief to people and key public service bodies through point-of-sale exemptions and rebates.

Supporting People and Public Service Bodies Table 1 ($ Millions)
Supporting People
	2010–11	2011–12	2012–13
HST Point-of-Sale (POS) Exemptions
Books	(65)	(90)	(90)
Feminine Hygiene Products and Diapers	(30)	(45)	(45)
Children’s Footwear	(25)	(35)	(35)
Children’s Clothing	(105)	(145)	(150)
Children’s Car Seats/Booster Seats	(4)	(5)	(5)
Print Newspapers	(35)	(50)	(50)
Prepared Food and Beverages ($4 and under)	(180)	(245)	(255)
Total POS Exemptions	(444)	(615)	(630)
Enhanced Ontario New Housing Rebate	(960)	(1,100)	(1,165)
Total	(1,404)	(1,715)	(1,795)

Supporting Public Service Bodies
	2010–11	2011–12	2012–13
HST Public Service Body (PSB) Rebates
Municipalities	(710)	(960)	(980)
Universities	(135)	(180)	(185)
Public Colleges	(40)	(55)	(55)
School Authorities	(270)	(365)	(370)
Hospital Authorities	(295)	(400)	(410)
Charities	(250)	(340)	(345)
Qualifying Non-Profit Organizations	(50)	(65)	(70)
Total PSB Rebates	(1,750)	(2,365)	(2,415)
Total POS Exemptions and PSB Rebates	(3,154)	(4,080)	(4,210)

TAX CUTS FOR BUSINESS

Tax cuts for large and small businesses totalling more than $4.6 billion over three years will begin on July 1, 2010. These include:

▪	cutting the general CIT rate from 14 per cent to 12 per cent and then to 10 per cent over three years;

▪	cutting the CIT rate on income from manufacturing and processing, mining, logging, farming and fishing from 12 per cent to 10 per cent;

▪	cutting the small business CIT rate from 5.5 per cent to 4.5 per cent; and

▪	eliminating the small business deduction surtax of 4.25 per cent.

These tax cuts are in addition to more than $1.6 billion in annual savings for business from the elimination of the Capital Tax on July 1, 2010.

The Tax Plan for Jobs and Growth reduces Ontario revenue by more than $4 billion over the first three years, net of federal transitional assistance of $4.3 billion.

Tax Plan for Jobs and Growth — Revenue Changes1 Table 2 ($ Millions)
	2010–11	2011–12	2012–13
Conversion of RST Base to HST Base	1,210	2,025	2,180
Tax Measures for People
Personal Income Tax Cut	(1,140)	(1,205)	(1,270)
Ontario Sales Tax Credit	(560)	(860)	(910)
Ontario Energy and Property Tax Credit	(470)	(530)	(600)
Ontario Sales Tax Transition Benefit2	(2,785)	(1,460)	–
	(4,955)	(4,055)	(2,780)
Tax Measures for Business
CIT and Corporate Minimum Tax Cuts	(510)	(1,410)	(1,845)
Small Business CIT Rate Cut	(45)	(150)	(155)
Small Business Surtax Elimination	(15)	(65)	(70)
Small Business Transition Support2	(400)	–	–
	(970)	(1,625)	(2,070)
Temporary Input Tax Credit Restrictions for Business	685	955	995
Total Tax Reform Measures	(4,030)	(2,700)	(1,675)
1Revenue changes include temporary transitional support for people and businesses primarily funded from federal government payments totalling $4.3 billion over two years.
2Transitional support is reported as a program expense.

Additional information on Ontario’s Tax Plan for Jobs and Growth is available at ontario.ca/taxchange.

DETAILS OF TAX MEASURES

ONTARIO ENERGY AND PROPERTY TAX CREDIT

Ontario’s Tax Plan for Jobs and Growth significantly enhanced property and sales tax relief for low- to middle-income families and single people. These enhancements included a new Ontario Sales Tax Credit of up to $260 a year for each adult and each child in an eligible family, paid quarterly — an increase of over $800 million per benefit year. Providing four smaller payments throughout the year, instead of one lump-sum amount at tax-filing time, makes it easier for families to manage their household budgets.

In this Budget, the government proposes to introduce legislation to convert the Ontario Property Tax Credit to the Ontario Energy and Property Tax Credit. Effective for the 2010 tax year, this tax credit would deliver more than $1.2 billion in annual support — an increase of $455 million compared to the tax relief provided in 2009, due to the enhancements announced in the 2009 Budget.

In the first year of implementation, the Ontario Energy and Property Tax Credit would be provided after people file their 2010 tax returns in 2011. Beginning in 2011, the credit would be paid quarterly, like the Ontario Sales Tax Credit. The government will consult with social policy groups regarding the timing of the payments to best meet the needs of people receiving the credits.

In addition, the government is proposing a new Northern Ontario Energy Credit to recognize the higher energy costs in northern Ontario. See Chapter I: Ontario’s Plan for Prosperity for further details.

As shown in Chart 3, legislated increases and proposed enhancements for 2010 would increase the energy and property tax relief provided to low- to middle-income people by 70 per cent compared to 2009.

PARALLELING FEDERAL TAX MEASURES

Under the terms of the Canada–Ontario Tax Collection Agreement, Ontario will automatically adopt certain 2010 federal budget PIT and CIT measures and their effective dates. These measures include proposals related to the:

▪	rollover of certain registered plan proceeds to a Registered Disability Savings Plan;

▪	taxation of the Universal Child Care Benefit;

▪	Medical Expense Tax Credit;

▪	scholarship exemption and Education Tax Credit;

▪	treatment of employee stock options;

▪	deduction for U.S. Social Security benefits;

▪	disbursement quota for charities; and

▪	capital cost allowance system.

ASSISTING BUSINESSES WITH THE TRANSITION TO THE HARMONIZED SALES TAX

Building on the measures implemented by the Ontario Tax Plan for More Jobs and Growth Act, 2009, including the wind-down of compensation for RST vendors as of March 31, 2010, the government is proposing to extend compensation to RST vendors up to a maximum of $375 for the shortened RST collection period of April 1, 2010 to June 30, 2010.

Further, a technical amendment would be made to enable the Province to prescribe the 12-month period for calculating the $2 million taxable sales threshold for purposes of the small business transition assistance.

AMENDMENTS TO SALES TAX ON CERTAIN TYPES OF INSURANCE

As the tax on certain types of insurance will be continued under the Retail Sales Tax Act after June 30, 2010, the government is proposing that vendors of taxable insurance continue to be eligible for vendor compensation of up to $1,500 annually. For the transitional year of April 1, 2010 to March 31, 2011, the vendor compensation for insurance would be available up to $375 for the period of April 1, 2010 to June 30, 2010 and up to $1,125 for the period of July 1, 2010 to March 31, 2011.

An amendment is further proposed to the tax that will be retained on insurance to ensure that certain costs and fees, such as administration fees for benefit plans, would not be subject to both the HST and the RST by providing an RST exemption for such costs and fees from the tax on insurance.

TAXATION OF CORPORATE GROUPS

The 2009 Budget presented a plan to modernize Ontario’s tax system that will significantly improve Ontario’s competitiveness for new business investment. The implementation of a single corporate tax administration has also streamlined the cost of doing business in Ontario. The McGuinty government continues to look for ways to improve the tax system and strengthen the long-term competitiveness of Ontario’s economy.

In its 2010 budget, the federal government made a commitment to explore new rules for the taxation of corporate groups, such as consolidated reporting. Ontario welcomes this review and the federal government’s acknowledgment of concerns raised by provincial governments regarding the utilization of tax losses within corporate groups. Ontario looks forward to working collaboratively with the federal government to explore options to address the impact these transactions have on provincial tax and interprovincial income allocation.

In advance of any formal changes to the tax system, Ontario calls on the federal government, in administering Ontario’s corporate taxes, to ensure that tax losses are utilized by a corporation in the province where the loss takes place. This will ensure losses are treated in a fair and reasonable manner and do not distort the principles of interprovincial income allocation. Ontario will consider taking action, where appropriate and within its administrative purview, to ensure these principles are upheld.

TECHNICAL MEASURES

SUPPORTING THE MOVE TO THE HARMONIZED SALES TAX

The government is proposing the following amendments to the Retail Sales Tax Act to build on the measures implemented by the Ontario Tax Plan for More Jobs and Growth Act, 2009, and further support consumers and businesses with implementation of the HST:

▪
an amendment to permit vendors to provide refunds of RST to purchasers after October 31, 2010, other than for returned goods. Where goods are purchased before July 1, 2010 and returned to the vendor after October 31, 2010, purchasers would continue to be able to claim RST refunds directly from the Ontario Ministry of Revenue;

▪	an amendment to provide for a rebate of RST to a purchaser to relieve double taxation where the purchaser has paid both the RST and HST on goods and services acquired on or after July 1, 2010;

▪
an amendment to provide that multi-jurisdictional vehicles would no longer be subject to RST (exit tax) when they cease to be registered under the International Registration Plan on or after July 1, 2010, as announced in Ontario’s Tax Plan for Jobs and Growth; and

▪	an amendment to confirm that the exemption for gifts of used vehicles between siblings would be available effective July 1, 2010, as announced in Ontario’s Tax Plan for Jobs and Growth.

As of July 1, 2010, tobacco retailers will no longer be able to obtain a vendor’s permit under the Retail Sales Tax Act. Amendments to the Tobacco Tax Act are proposed to require tobacco retailers who do not hold a vendor’s permit on June 30, 2010 to obtain a retail dealer’s permit under the Tobacco Tax Act.

LAND TRANSFER TAX ACT: REORGANIZATION OF CHARITIES

Regulatory amendments will be proposed to exempt certain transfers of land by registered charities from land transfer tax for transfers after March 25, 2010. Transfers of land from trustees to a non-share capital corporation, or from one non-share capital corporation to another, would be exempt provided:

▪	the non-share capital corporation will be continuing the same charitable purpose for the same members; and

▪	no consideration is paid, other than the assumption of any existing liabilities registered on the land.

SUSTAINABLE FUNDING FOR TOURISM

A key recommendation of the Ontario Tourism Competitiveness Study, chaired by Greg Sorbara, which was implemented by the Ontario Tax Plan for More Jobs and Growth Act, 2009, provides for the collection of a regional tourism levy on transient accommodation on a proclaimed date. Amendments are proposed to the Ministry of Tourism and Recreation Act that would authorize the revenue collected from the levy in a particular tourism region to be paid out to that region’s tourism organization. The amount would be limited to the amount collected from the region, less any costs related to the provincial administration of the levy.

NON-TAX MEASURES

The government is proposing amendments to the following legislation:

▪	the Smoke-Free Ontario Act to further help prevent young people from starting to smoke as well as helping current smokers quit;

▪	the Local Health System Integration Act, 2006 to provide the time necessary for a thorough review of the Act and the powers available to Local Health Integration Networks;

▪
the Mental Health Act and Health Care Consent Act, 1996 to facilitate the transfer of patients in certain circumstances to a psychiatric facility that is more appropriate for their requirements. Other amendments to the Mental Health Act will also be proposed;

▪	the City of Ottawa Act, 1999 to establish an independent board of health for the city;

▪
the Insurance Act to implement auto insurance reforms, including recognizing the unique status of public transit services under Ontario’s no-fault insurance system by excluding injuries where no collision has occurred;

▪	the Insurance Act and Health Insurance Act to recover some costs to Ontario’s health care system from accidents covered by auto insurance policies;

▪	the Law Society Act to modernize the governance structure of the Law Society of Upper Canada; and

▪	the Ministry of Training, Colleges and Universities Act and the Limitations Act, 2002.

The government is proposing to introduce:

▪	the Electronic Land Registration Services Act, 2010 to enable further modernization of the land registry system; and

▪	legislation to ensure Ontario can carry out obligations under certain land-claim settlement agreements with First Nations.

The government is proposing to create a regulation and proclaim the amendments to the Compulsory Automobile Insurance Act to ensure that most Ontario licensed motor vehicles carry insurance.

OTHER MEASURES AND TECHNICAL AMENDMENTS

Ontario proposes to introduce amendments to the Taxation Act, 2007 to enact certain previously announced measures.

To improve administrative effectiveness and enforcement, and maintain the integrity and equity of Ontario’s tax and revenue collection system, as well as enhance legislative clarity and regulatory flexibility to preserve policy intent, legislation will be proposed, including amendments to the following statutes:

▪ Alcohol and Gaming Regulation and Public Protection Act, 1996	▪ Land Transfer Tax Act
▪ Assessment Act	▪ Liquor Control Act
▪ Business Corporations Act	▪ Local Roads Boards Act
▪ City of Toronto Act, 2006	▪ Management Board of Cabinet Act
▪ Community Small Business Investment Funds Act	▪ Mining Tax Act
▪ Co-operative Corporations Act	▪ Ministry of Revenue Act
▪ Corporations Tax Act	▪ Municipal Act, 2001
▪ Education Act	▪ Northern Services Boards Act
▪ Electricity Act, 1998	▪ Pension Benefits Act
▪ Employer Health Tax Act	▪ Provincial Land Tax Act, 2006
▪ Financial Administration Act	▪ Retail Sales Tax Act
▪ Financial Services Commission of Ontario Act, 1997	▪ Tax Increment Financing Act, 2006
▪ Fuel Tax Act	▪ Taxation Act, 2007
▪ Gasoline Tax Act	▪ Tobacco Tax Act.
▪ Income Tax Act

2010 Budget Impact Table Table 3 ($ Millions)
	2010–11	2011–12	2012–13
Northern Ontario Energy Credit1	(35)	(30)	(45)
Paralleling Federal Tax Measures
Personal Income Tax	65	85	85
Corporate Income Tax	(3)	(4)	(4)
RST Vendor Compensation2	(27)	–	–
Sales Tax on Insurance
Vendor Compensation2	(3)	(3)	(3)
Specified Fees Exemption	(3)	(4)	(4)
Technical Measures	–	–	–
Total Tax Changes	(6)	44	29
1Benefit levels for northerners would be maintained in 2011–12 but program cost would decline because accounting rules require one of the four quarterly payments to be reported in 2012–13. Northern Ontario Energy Credit for 2010 reported as a program expense.
2Vendor Compensation reported as a program expense.
Note: “–” Indicates a nil or a small amount (less than $1 million).

MODERNIZING PENSIONS AND THE RETIREMENT INCOME SYSTEM

The last decades of the 20th century saw major improvements in the incomes of older Canadians and dramatic reductions in poverty among seniors. While these successes should be acknowledged, research indicates that the retirement income system may experience challenges in the 21st century. As the population of Ontario ages, retirement security issues are becoming more important for people with and without pension plans.

Although defined benefit (DB) plans are a key source of income for seniors in Ontario (50 per cent of singles and couples age 65 or over receive income from DB pension plans), DB plan coverage has declined from over 40 per cent to about a third of paid employees. Many Ontarians without employment pension plans have seen their retirement savings decline significantly due to negative returns in equity markets around the world in 2008, the global recession and low interest rates.

The Province is playing a leading role in a national effort to review the state of the current retirement income system, its future sustainability and options that could strengthen it for tomorrow’s seniors. It is also in the midst of reforms to modernize the Pension Benefits Act (PBA). Reforms that began in 2009 will continue in 2010 as the government considers recommendations from the report of the Expert Commission on Pensions — A Fine Balance: Safe Pensions, Affordable Plans, Fair Rules.3

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3	See www.fin.gov.on.ca/en/consultations/pension/report.

TRANSFORMING THE PENSION SYSTEM

Over the last year, Ontario has announced major initiatives to modernize its employment pension system. The government will move forward with these initiatives to ensure that the pension system remains viable for retirees, plan members and plan sponsors.

Modernizing the Pension Benefits Act

Bill 236, the Pension Benefits Amendment Act, 2010, was introduced on December 9, 2009. Bill 236 is the most significant pension reform package to be introduced in Ontario in more than 20 years and the first step in a multi-stage process. These proposed reforms are intended to balance the diverse interests of pensioners, pension plan members and plan sponsors.

In 2010, the government will also consult on regulations related to Bill 133, the Family Statute Law Amendment Act, 2009, which introduced new rules for the division of pensions on marriage breakdown.

Enhancing Multi-jurisdictional Regulation

To improve the regulation and administration of multi-jurisdictional pension plans, the government has been working with other Canadian jurisdictions to finalize an agreement that would establish clear rules for the administration and regulation of these plans.

Legislative amendments will be introduced that would enable Ontario to become a signatory to this agreement, joining Quebec and Alberta as jurisdictions with the legislative authority to enter into the proposed agreement.

Solvency Funding Relief

To mitigate the effects of the 2008 market downturn, the government amended the regulation under the PBA in the summer of 2009 to provide temporary solvency funding relief for DB pension plans in Ontario. By December 31, 2009, over a quarter of the DB pension plans that filed actuarial valuation reports had elected to use these funding relief measures, resulting in over $650 million in temporary cash-flow relief.

Supporting Sustainable Public-Sector Pension Plans

Since the introduction of the solvency funding relief measures, many single-employer DB pension plan sponsors in the public sector and broader public sector (BPS), including universities, have approached the government seeking additional funding relief, including full exemptions from solvency funding requirements for their plans. The Expert Commission recommended that exemptions of this nature should only be contemplated for pension plans that are structured to provide for joint risk-sharing and joint decision-making.

The government will consider additional temporary funding relief measures for public-sector and BPS pension plans if certain conditions related to greater sharing of risk and governance are met, such as:

▪	converting to joint sponsorship for future service;

▪	more equitable sharing of the normal cost of providing benefits between plan sponsors and members;

▪	linking some future benefits, such as inflation protection, to plan performance; and

▪	enhancing cost certainty and affordability through benefit adjustments that make plans more sustainable.

These plans should also explore measures that would reduce administrative and investment expenses in order to enhance cost efficiency.

A VISION FOR FURTHER REFORM

The government will continue the pension reform process in 2010. Building on recommendations from the Expert Commission, feedback from stakeholder consultations, advice from the Minister’s Advisory Council on Pensions and Retirement Income, and ongoing discussions with the Canadian Institute of Actuaries, the next stage of reforms will be informed by the following principles:

▪	funding should be required for all benefits that a pension plan provides;

▪	risk and responsibility should be shared among stakeholders; and

▪	funding rules should match benefit and governance structures.

The government intends to explore reforms that would, among other things:

▪	strengthen the requirements for taking contribution holidays to ensure greater benefit security and require disclosure of contribution holidays to plan members and retirees;

▪	enhance the requirements for funding benefit improvements when existing benefits are not fully funded and require that all benefit improvements be funded more quickly;

▪
limit the extent to which funding can be based on going-concern and solvency valuations that exclude the value of certain benefits, employ asset values that significantly depart from market values, or smooth interest rates;

▪	further encourage innovative plan design by providing a framework for “flexible pension plans,” as permitted under the federal Income Tax Act;

▪	permit letters of credit to be used to partially satisfy solvency funding requirements;

▪	clarify procedures for determining surplus entitlement when a pension plan winds up; and

▪	set a uniform funding threshold at which annual actuarial valuations would be required.

As recommended by the Expert Commission, the government will also examine an updated framework for the funding, governance and regulation of plans that meet specified criteria. These rules might apply, for example, to certain multi-employer pension plans and jointly sponsored pension plans.

In October 2009, the federal government proposed reforms to update the pension investment rules contained in the federal Pension Benefits Standards Regulations, which Ontario adopted by reference in 2000. Once implemented, Ontario will carefully examine the appropriateness of the rules, including the 30 per cent rule, for Ontario-registered plans. The Province will then determine which changes, if any, will be adopted.

Pension reform will be implemented in stages to ensure that related proposals are effectively coordinated and cost increases are mitigated as appropriate (e.g., phasing in changes to funding rules). Many of these changes would be enacted by regulations while others would require amendments to the PBA.

All regulations emerging from the reform process will be posted for consultation on the Ontario Regulatory Registry to ensure the technical implementation of pension reforms is workable for all affected parties.

THE PENSION BENEFITS GUARANTEE FUND

One of the issues raised by the Expert Commission was the continuing viability of the Pension Benefits Guarantee Fund (PBGF). The PBGF is the only fund of its kind in Canada. The Pension Benefit Guaranty Corporation in the United States and the Pension Protection Fund in the United Kingdom operate in similar pension systems. All three face considerable financial challenges.

While intended to be self-financing, the annual assessments paid by the employer sponsors of DB pension plans (which averaged $48 million per year from 2005 to 2009) have been insufficient to meet the claims on the PBGF. The Province has provided a series of loans to the Fund that resulted in debts outstanding to the Province of $275 million at March 31, 2009.

Stabilizing the PBGF

Responding to the increasing challenges faced by the PBGF, the government is providing a $500 million grant to the Fund in 2009–10. This grant will help ensure the PBGF has sufficient assets to cover claims in the near term.

Actuarial Projection Study of the PBGF

Consistent with the Expert Commission’s recommendations, the government commissioned the first independent actuarial projection study of PBGF premiums and benefits in 2009. The results of this study, expected in the spring of 2010, will provide greater insight into the PBGF’s financial health. The government will then determine the best steps for moving forward with reforms that address the future of the PBGF.

TOMORROW’S RETIREMENT INCOME SYSTEM

The severe downturn in world equity markets in 2008 and low long-term interest rates have adversely affected the retirement savings of Canadians. These events have focused attention on the state of Canada’s retirement income system. The Province is engaged in an evidence-based assessment of the system, undertaken in partnership with other governments across the country.

In December 2009, federal, provincial and territorial finance ministers reviewed the results of extensive research on Canada’s retirement income system, including a study by pension expert Bob Baldwin commissioned by the Ontario Ministry of Finance.4
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4	See www.fin.gov.on.ca/en/consultations/pension/dec09report.html for the full report.

Building on this research, finance ministries are assessing a range of options to address the possible future challenges facing the system. It is expected that a preliminary assessment will be presented at the finance ministers’ meeting scheduled in May 2010.

The options under consideration can be broadly summarized by four themes:

▪	expansion of public pensions to increase the proportion of retirement income provided to tomorrow’s seniors through the Canada Pension Plan;

▪	supplementary defined contribution pension plans to provide additional options for retirement savings to Canadians without employment pension plans;

▪	pension innovations, such as target benefit plans, to expand coverage through the existing employment pension system and registered retirement savings plans; and

▪	reforms to tax assistance to facilitate higher levels of retirement savings and potential innovations in the delivery of pensions.

CONSULTATIONS

The Province remains committed to an open, consultative approach to reforming the pension and retirement income system. Building on the consultation process initiated by the Expert Commission, to which 127 individuals and groups provided briefs and submissions, the government will continue to engage in an open and transparent dialogue on these important matters.

In the lead-up to the next finance ministers’ meeting in May 2010, the Province will be seeking advice from interested Ontarians on how retirement income security could be improved for tomorrow’s seniors.

Following Premier McGuinty’s call in 2009 for the federal government to lead a national pension summit, the Province welcomes the recent announcement in the federal 2010 budget that the government of Canada will undertake consultations on the retirement income system. Once these pan-Canadian consultations are completed, the Province looks forward to a national pension summit led by the federal government in 2010.